UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29483/ October 25, 2010

_____

In the Matter of	:
	:
AMERICAN FIDELITY DUAL STRATEGY FUND, INC.	:
	:
and	:
	:
AMERICAN FIDELITY ASSURANCE COMPANY	:
	:
2000 N. Classen Boulevard	:
Oklahoma City, OK 73106	:
	:
	:
(812-13708)	:

_____ :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company
filed an application on October 1, 2009, and amendments to the application on March 15,
2010, and September 24, 2010, requesting an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act.
The order would permit applicants to enter into and materially amend subadvisory
agreements without shareholder approval and would also grant relief from certain
disclosure requirements.

On September 27, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29444). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company (File No. 812-13708) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary